BTIG, llc

65 E. 55th Street

New York, New York 10022

January 30, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Spartacus Acquisition Corp. II
Registration Statement on Form S-1
Initially Filed December 23, 2025
File No. 333-292421

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the other several underwriters, hereby joins in the request of Spartacus Acquisition Corp. II that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Eastern time on January 30, 2026, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that approximately 50 copies of the Preliminary Prospectus dated January 28, 2026 are expected to be distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned confirms that they will not execute the underwriting agreement or confirm sales of the securities from the Registration Statement until they receive the required “no objections” statement from FINRA.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

BTIG, llc

By:	/s/ Paul Wood
Name:	Paul Wood
Title:	Managing Director

As Representative of the several underwriters

[Signature Page to Underwriter’s Acceleration Request Letter]